6620 West Broad Street Richmond, VA 23230 www.genworth.com

November 18, 2010

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated October 22, 2010 to Patrick B. Kelleher, Senior Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth,” “we” or “our”), setting forth the Staff’s comments on the above-referenced documents (the “Comment Letter”). We are submitting this letter in response to the Comment Letter, after discussion with the Staff regarding the comments and our responses thereto. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis

Business trends and conditions

Trends and conditions affecting our segments

U.S. Mortgage Insurance, page 91

1.	It appears that your policy rescissions, reinstatements, and workouts, loan modifications and pre-sales are significant offsetting factors to your U.S. Mortgage Insurance policy and contract claims liability. Please describe the consideration you gave to including a quantified rollforward of these offsetting amounts. In making this request, we recognize that you have provided proposed disclosure which quantified the change in the prior year liability separately related to rescissions and workouts, loan modifications and pre-sales.

Mr. Jim B. Rosenberg

November 18, 2010

As you noted, the quantified components of the change in the prior year liability for policy and contract claims for our U.S. Mortgage Insurance segment are included in our proposed disclosure included in comment 2 in our letter to you dated June 4, 2010 and may be found on pages 5 and 6 of that letter. However, we have reviewed the proposed narrative disclosure of the quantified rollforward to ensure that we have included any offsetting amounts appropriately.

Accordingly, we will modify our proposed disclosures (underline indicates additions, ~~strikeouts~~ represent deletions) included in prior comment 2 in our letter to you dated June 4, 2010 to ensure appropriate disclosure of any offsetting components in the quantified rollforward amounts reported in the liability for policy and contract claims table in the footnotes of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ending December 31, 2010 as follows:

The following table sets forth changes in the liability for policy and contract claims for the years ended December 31:

(Amounts in millions)	2009	2008	2007
Balance as of January 1	$5,322	$3,693	$3,114
Less reinsurance recoverables	(1,454)	(852)	(777)

Net balance as of January 1	3,868	2,841	2,337

Incurred related to insured events of:
Current year (1)	3,768	2,730	2,852
Prior years (2)	421	514	101

Total incurred	4,189	3,244	2,953

Paid related to insured events of:
Current year	(1,441)	(904)	(1,306)
Prior years	(2,013)	(1,310)	(1,244)

Total paid	(3,454)	(2,214)	(2,550)

Interest on liability for policy and contract claims	121	95	71
Other (3)	(21)	—	—
Foreign currency translation	95	(98)	30

Net balance as of December 31	4,798	3,868	2,841
Add reinsurance recoverables	1,769	1,454	852

Balance as of December 31	$6,567	$5,322	$3,693

(1)

Current year reserves related to our U.S. Mortgage Insurance segment were reduced by loss mitigation activities of $382 million, including $232 million related to rescissions, net of reinstatements, and $150 million related to workouts, loan modifications and pre-sales for the year ended December 31, 2009. Reinstatements were not material in the current year reserve development.

(2)

Prior year reserves related to our U.S. Mortgage Insurance segment were reduced by loss mitigation activities of $465 million, including $351 million related to rescissions, net of reinstatements, and $114 million related to workouts, loan modifications and pre-sales for the year ended December 31, 2009. Reinstatements were not material in the prior year reserve development.

(3)	Relates to the sale of one of our Mexican subsidiaries in 2009. See note 8 for additional information regarding the sale.

Mr. Jim B. Rosenberg

November 18, 2010

…During 2009, 2008 and 2007, we strengthened reserves by $421 million, $514 million and $101 million, respectively, as a result of changes in estimates related to prior year insured events and the development of information and trends not previously known when establishing the reserves in prior periods. In 2009, we strengthened claims reserves related to our long-term care insurance business by $211 million from $2,791 million as of December 31, 2008. Consistent with our reserving methodology, the strengthening includes a reclassification from future policy benefit reserves, which includes a provision for expected claims from policy inception. This provision is reclassified to claim reserves upon commencement of actual claim activity. Additionally, the strengthening includes refinements to our estimated claims reserves for timing, amount and duration of claims associated with observed loss development.

We also strengthened reserves related to our international mortgage insurance business in 2009 by $125 million from $366 million as of December 31, 2008. This strengthening was primarily related to an increase in delinquencies, particularly in Canada and Europe, as a result of slowing economies, rising unemployment, falling real estate values and reduced consumer spending in those countries that were experienced at the end of 2008. The impact of these market and economic events could not have been predicted at the time these reserves were established.

In 2009, ~~our U.S. mortgage insurance business,~~ we increased prior year reserves in our U.S. Mortgage Insurance segment by ~~a net $50~~ $515 million from $1,711 million as of December 31, 2008. ~~As a result of our loss mitigation activities, we reduced our prior year reserves by $351 million related to rescissions and $114 million related to workouts, loan modifications and pre-sales.~~ The~~se reductions were offset by a~~ strengthening of reserves related to the aging of the underlying delinquent loans. With the decline in home values and tightening credit liquidity in 2009, the ability to cure a delinquent loan has become increasingly difficult to achieve and caused an increase in the aging of delinquent loans. These aged delinquent loans also had a higher estimated claim rate as compared to the prior year as a result of deteriorating loss development trends and the adverse market and economic conditions. The rapid increase in unemployment levels and home price depreciation as well as the severe deterioration of the overall economic environment in early 2009 could not have been predicted at the time these reserves were established. The increase in reserves was partially offset by our loss mitigation activities which reduced our prior year reserves by $465 million.

Mr. Jim B. Rosenberg

November 18, 2010

For our other businesses, the remaining unfavorable prior year development related to refinements on both reported and unreported insured events occurring in the prior year as part of our reserving process.

Our policy and contract claims liability related to our U.S. ~~m~~Mortgage ~~i~~Insurance segment ~~business~~ also included a settlement of arbitration proceedings with a lender regarding certain bulk transactions in the third quarter of 2009 of $95 million, consisting of net paid claims of $203 million and a decrease in reserves of $108 million which were included in the current year incurred and paid claims in the chart above.

2.	Please revise your disclosure to disclose whether there are additional rights beyond the 60-day appeals process that the insured parties have, which would require you to reinstate their policy, and if so, disclose those rights. Also disclose how you have considered those rights in recognizing your policy and contract claims liability.

We provide for a 60-day appeal period pursuant to our rescission notices. In addition, the terms within our master policies provide for the insured parties to bring arbitration proceedings in the event of a dispute regarding rescission of coverage actions. If the decision to rescind coverage goes through arbitration, the ultimate resolution of the dispute would be pursuant to a panel’s binding arbitration award. With respect to how we have considered these rights in recognizing our policy and contract claims liability, and as we have previously disclosed, in the normal course of business, we are from time to time involved in legal proceedings, including those involving arbitration proceedings relating to rescission actions. Consistent with ASU 450, Contingencies, we accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. Historically, when we have had such liability relating to ongoing arbitration proceedings in connection with an insured party’s rights regarding a rescission of coverage decision, our estimates of insurance and other reserves for losses for the ultimate cost of unpaid claims included estimates of the liability for such arbitration matters. In addition, as we detailed in the response to prior comment one in our letter to you dated September 8, 2010, factors we consider in establishing loss reserves include claim frequency patterns (including the effect of rescissions and reinstatements on such claim patterns). As such, the effect of any future expected levels of rescission actions included with our factor assumptions are included net of future expected levels of reinstatements of coverage.

Mr. Jim B. Rosenberg

November 18, 2010

Accordingly, we will modify our disclosures (underline indicates additions) included in prior comment three in our letter to you dated July 27, 2010, to further clarify the insured’s legal right under our master policies to reinstate coverage on individual loan certificates in our Annual report on Form 10-K for the year ending December 31, 2010 as follows:

We request loan files to verify compliance with our master policies. Where underwriting is performed in-house, our master policy gives us the right to obtain a copy of the complete loan file for any insured loan. If no file is produced in response to our request, the master policy provides that coverage may be canceled. If a file is delivered but lacks certain documents that are critical to demonstrating compliance with applicable underwriting standards (discussed below) or to our ability to investigate the loan for misrepresentation, we issue a follow-up request and give the servicer an additional period of time (approximately 60 additional days) to produce the missing documents. If these documents are not received after the additional time period, the master policy provides that coverage may be canceled.

Where underwriting is delegated to other counterparties under specified criteria, our master policy requires that an insured loan be underwritten “in strict accordance” with applicable guidelines. Where our file review finds material noncompliance with the underwriting requirements, the master policy provides that coverage may be canceled. The master policy also excludes coverage for fraud and misrepresentation, among other matters. Where our investigation establishes noncompliance or fraud or misrepresentation involving an agent of the lender, we invoke our rights by issuing a rescission letter.

Following an action to rescind coverage on insured loan certificates, the insured counterparty has 60 days to appeal our decision to rescind such coverage through an appeals process. If an insured counterparty appeals our decision to rescind coverage on given loan certificates and we concur that new or additional information is sufficient for us to reinstate coverage, we take the necessary steps to reinstate uninterrupted insurance coverage and reactivate the loan certificate. If the parties are unable to resolve the dispute within the stated appeal period provided by us and such additional time as the parties may agree to, lenders may choose to pursue arbitration under the master policies and challenge the results. If arbitrated, ultimate resolution of the dispute would be pursuant to a panel’s binding arbitration award. Challenges to rescissions may be made several years after we have rescinded coverage on an insured loan certificate.

Estimated savings related to rescissions are the reduction in carried loss reserves, net of premium refunds and reinstatement of prior rescissions. Estimated savings related to loan modifications and other cure related loss

Mr. Jim B. Rosenberg

November 18, 2010

mitigation actions represent the reduction in carried loss reserves. For non-cure related actions, including pre-sales, the estimated savings represent the difference between the full claim obligation and the actual amount paid. If a loan certificate that was previously rescinded is reinstated and the underlying loan certificate remains delinquent, we re-accrue any liabilities that were relieved in connection with our decision to rescind coverage on the loan certificate. At the same time, for all loan certificates for which insurance coverage is reinstated, we collect and recognize any premium as revenue that had been refunded previously in connection with the action that would have rescinded coverage on the underlying loan certificate.

We will also modify our disclosures (underline indicates additions, ~~strikeouts~~ represent deletions) included in prior comment one in our letter to you dated September 8, 2010 to clarify how we consider the legal right under our master policies to reinstate coverage on individual loan certificates when recognizing our policy and contract claims liability in our Critical Accounting Estimates in our Annual Report on Form 10-K for the year ending December 31, 2010 as follows:

…Management reviews quarterly the loss reserves for adequacy, and if indicated, updates the assumptions used for estimating and calculating such reserves based on actual experience and our historical frequency of claim and severity of loss rates that are applied to the current population of delinquencies. Factors considered in establishing loss reserves include claim frequency patterns (reflecting the effects of rescissions~~and~~, net of expected reinstatements, on such claim patterns), the aged category of the delinquency (i.e., age and progression of delinquency to claim) and loan coverage percentage. The establishment of our mortgage insurance loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary significantly from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, ~~and~~ a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings and an adverse change in the effectiveness of loss mitigation actions that could result in an increase in the frequency of expected claim rates. Our estimates are also affected by the extent of fraud and misrepresentation that we uncover in the loans that we have insured and the coverage upon which we have consequently rescinded or may rescind going forward.

To clarify further, the insured and the beneficiary of our coverage is the lender who originates the insured loan. If an insured loan is sold, whether such sale is to a government-sponsored entity or to some other public or private investor, the purchaser is the beneficiary of our coverage. The sale of an insured loan does not create any new obligations or otherwise alter our existing rights and

Mr. Jim B. Rosenberg

November 18, 2010

obligations under the master policies. The initial obligation is created when the insurance certificate for a given loan first becomes effective (based upon receipt of the initial premium due) and it remains in-force until the certificate is cancelled or rescinded.

Additionally, in our response to prior comment one in our letter to you dated September 8, 2010, we stated that as part of management’s best estimate of the ultimate cost of a claim loss, we factor in the impact of rescissions and reinstatements on those estimates because such actions have an impact on the ultimate claim frequency rate which is accordance with ASU 450, Contingencies. We also stated if it is determined that coverage should be reinstated, we would then adjust our estimate at that point for the liability in connection with the estimated claim associated with the reinstated coverage. To further clarify, we included this in order to explain the mechanics of how reinstatements are handled and not as a description of the accounting model we follow for reinstatements.

3.	Refer to your response to prior comment one, and revise your disclosure to state, if true, it is your legal right to unilaterally rescind coverage ab initio on the underlying loan certificate, which means the coverage on the underlying loan certificate was rescinded as if such coverage never existed.

We will modify our disclosures (underline indicates additions) in Critical Accounting Estimates to clarify the legal right under our master policies to rescind coverage on individual loan certificates in our Annual Report on Form 10-K for the year ending December 31, 2010 as follows:

…Estimates of mortgage insurance reserves for losses and loss adjustment expenses are based on notices of mortgage loan defaults and estimates of defaults that have been incurred but have not been reported by loan servicers, using assumptions developed based on past experience and our expectation of future development. These assumptions include claim rates for loans in default, the average amount paid for loans that result in a claim and an estimate of the number of loans in our delinquency inventory that will be rescinded based on the effects that rescission actions have had on our historical claim frequency rates, including an estimate for reinstatement of previously rescinded coverage. Each of these assumptions is established by management based on historical and expected experience. We have established processes, as well as ~~and have~~ contractual rights, to ensure we receive timely information from loan servicers to aid us in the establishment of our estimates. In addition, when we have obtained sufficient facts and circumstances through our investigative process, we have the unilateral right under our master policies and at law to rescind coverage ab initio on the underlying loan certificate as if coverage never existed. As is common accounting practice in the mortgage insurance industry and in accordance with U.S. GAAP,

Mr. Jim B. Rosenberg

November 18, 2010

loss reserves are not established for future claims on insured loans that are not currently in default.

4.	We do not believe the reasons cited in response to prior comment two provide a sufficient basis for netting on the income statement premium refunds against claim expense; however, we will not pursue this matter further at this time in reliance on management’s assertion that such amounts are not material.

We understand the Staff’s position and we will continue to monitor materiality levels of applicable amounts going forward. If we determine such amounts become material to our financial statements in any way, we will re-evaluate our current presentation for financial reporting purposes and make appropriate changes deemed necessary under the circumstances.

5.	In order to help us understand the situations which result in premium refunds other than the accrual related to rescissions, tell us the rights that the policyholder or beneficiary has to a premium refund. For example, would there be a right to a premium refund on a loan that does not meet underwriting criteria, but nevertheless, is not in default or never defaults?

Pursuant to the terms and conditions of our master policies, there is generally a right to a partial premium refund in the event of cancellation of coverage due to a payoff or refinancing of the underlying insured mortgage loan, or where coverage is cancelled because a borrower meets the investor’s requirements for cancellation of the insurance coverage on the underlying mortgage loan. In addition, substantially all of our U.S. mortgage insurance contracts provide for payment of monthly premiums, and consequently, the monthly collection of premiums from these contracts results in immaterial refund amounts from non-rescission related cancellation of coverage events.

There is no right to a premium refund with respect to an insured loan that does not meet applicable underwriting criteria unless coverage is cancelled or rescinded, and this is also true where the underlying mortgage loan is not in default or never defaults. The servicer must maintain mortgage insurance coverage pursuant to investor requirements. If the servicer were to claim that the loan does not meet insurance guidelines, then the servicer would have breached seller’s representations and warranties to the investor that would obligate it to repurchase the loan from the investor. Even if a servicer (or an investor) were to attempt to rescind coverage ab initio, the controlling master policies do not permit such action. Insured parties have the right to cancel insurance coverage going forward, in which case, Genworth would be entitled to retain all premiums for the period of time that coverage was in force, and would issue a premium refund only for any paid but unearned premiums.

*    *    *    *    *

Mr. Jim B. Rosenberg

November 18, 2010

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Senior Vice President	Vice President and Controller
— Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:	Staci Shannon, Staff Accountant, U.S. Securities and Exchange Commission

Joel Parker, Branch Chief, U.S. Securities and Exchange Commission

Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth

Financial, Inc.